Exhibit 99.96

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD INCREASES INTEREST IN NORTHERN SUPERIOR RESOURCES INC.

TORONTO, ONTARIO—(Marketwire — January 31, 2011) - Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or the “Company”) today announced that the Company has acquired direct ownership of 6,730,769 common shares of Northern Superior Resources Inc. (“Northern Superior”), representing 3.8% of the outstanding shares, through a private transaction, at a price of $0.80 per common share for a total cost of $5,384,615.

As a result of this transaction, as well as prior transactions, Lake Shore Gold now holds 44,930,769 common shares, representing a 25.5% interest in the common shares of Northern Superior. Lake Shore Gold purchased the securities for investment purposes and may acquire additional securities of Northern Superior in the future.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com